Exhibit 99.1

Rogers Announces Pricing of Cash Tender Offers for Eight Series of U.S. Dollar
Debt Securities

TORONTO, July 18, 2025 – Rogers Communications Inc. (“Rogers” or the “Company”) (TSX: RCI.A and RCI.B; NYSE: RCI) today announced the pricing terms of its previously announced separate offers (the “Offers”) to purchase for cash any and all of the outstanding notes of each series listed in the table below (collectively, the “Notes”), up to a maximum of US$1,250,000,000 aggregate Total Consideration (as defined below). Subject to the Consideration Cap Condition (as defined below), the series of Notes that are purchased in the Offers will be based on the acceptance priority levels (each, an “Acceptance Priority Level”) set forth in the table below. If a given series of Notes is accepted for purchase pursuant to the Offers, all Notes of that series that are validly tendered and not validly withdrawn will be accepted for purchase. No series of Notes will be subject to proration pursuant to the Offers.

The Offers are made upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 11, 2025 relating to the Notes (the “Offer to Purchase”) and the notice of guaranteed delivery attached as Appendix A thereto (the “Notice of Guaranteed Delivery” and, together with the Offer to Purchase, the “Tender Offer Documents”). Capitalized terms used but not defined in this news release have the meanings given to them in the Offer to Purchase.

Set forth in the table below is the applicable Total Consideration (as defined below) for each series of Notes, as calculated as of 2:00 p.m. (Eastern time) today, July 18, 2025, in accordance with the Offer to Purchase.

Acceptance Priority Level(1)	Title of Notes	Principal Amount Outstanding (in millions)	CUSIP / ISIN Nos.(2)	Reference Security(3)	Reference Yield	Bloomberg Reference Page(3)	Fixed Spread (Basis Points)(3)	Total Consideration(3)
1	4.350% Senior Notes due 2049	US$1,250	775109 BN0 / US775109BN09	4.625% U.S. Treasury due February 15, 2055	4.996%	FIT1	+80	US$814.59
2	3.700% Senior Notes due 2049	US$1,000	775109 BP5 / US775109BP56	4.625% U.S. Treasury due February 15, 2055	4.996%	FIT1	+70	US$738.97
3	4.300% Senior Notes due 2048	US$750	775109 BG5 / US775109BG57	5.000% U.S. Treasury due May 15, 2045	4.986%	FIT1	+80	US$814.06
4	4.500% Senior Notes due 2043	US$500	775109 AX9 / US775109AX99	5.000% U.S. Treasury due May 15, 2045	4.986%	FIT1	+85	US$853.97
5	5.000% Senior Notes due 2044	US$1,050	775109 BB6 / US775109BB60	5.000% U.S. Treasury due May 15, 2045	4.986%	FIT1	+90	US$900.44

Acceptance Priority Level(1)	Title of Notes	Principal Amount Outstanding (in millions)	CUSIP / ISIN Nos.(2)	Reference Security(3)	Reference Yield	Bloomberg Reference Page(3)	Fixed Spread (Basis Points)(3)	Total Consideration(3)
6	5.450% Senior Notes due 2043	US$650	775109AZ4 / US775109AZ48	5.000% U.S. Treasury due May 15, 2045	4.986%	FIT1	+100	US$940.99
7	2.900% Senior Notes due 2026	US$500	775109 BF7 / US775109BF74	4.625% U.S. Treasury due November 15, 2026	4.006%	FIT4	+45	US$980.36
8	3.800% Senior Notes due 2032	US$2,000	775109CC3 / C7923QAG3 / 775109CH2 / US775109CC35 / USC7923QAG31 / US775109CH22	4.250% U.S. Treasury due May 15, 2035	4.420%	FIT1	+70	US$926.39

(1)
Subject to the satisfaction or waiver by the Company of the conditions of the Offers described in the Offer to Purchase, if the Consideration Cap Condition is not satisfied with respect to all series of Notes, the Company will accept Notes for purchase in the order of their respective Acceptance Priority Level specified in this table (each, an “Acceptance Priority Level,” with 1 being the highest Acceptance Priority Level and 8 being the lowest Acceptance Priority Level). It is possible that a series of Notes with a particular Acceptance Priority Level will not be accepted for purchase even if one or more series with a higher or lower Acceptance Priority Level are accepted for purchase.

(2)	No representation is made by the Company as to the correctness or accuracy of the CUSIP numbers or ISINs listed in this news release or printed on the Notes. They are provided solely for convenience.

(3)
The total consideration for each series of Notes (such consideration, the “Total Consideration”) payable per each US$1,000 principal amount of such series of Notes validly tendered for purchase has been based on the applicable fixed spread specified in this table for such series of Notes, plus the applicable yield based on the bid-side price of the applicable U.S. Treasury reference security as specified in this table, as quoted on the applicable Bloomberg Reference Page as of 2:00 p.m. (Eastern time) today, July 18, 2025. The Total Consideration does not include the applicable Accrued Coupon Payment (as defined below), which will be payable in cash in addition to the applicable Total Consideration.

The Offers will expire at 5:00 p.m. (Eastern time) today, July 18, 2025, unless extended or earlier terminated (such date and time with respect to an Offer, as the same may be extended with respect to such Offer, the “Expiration Date”). Notes may be validly withdrawn at any time at or prior to 5:00 p.m. (Eastern time) today, July 18, 2025, unless extended by the Company with respect to any Offer.

For Holders who deliver a Notice of Guaranteed Delivery and all other required documentation at or prior to the Expiration Date, upon the terms and subject to the conditions set forth in the Tender Offer Documents, the deadline to validly tender Notes using the Guaranteed Delivery Procedures (as defined in the Offer to Purchase) will be the second business day after the Expiration Date and is expected to be 5:00 p.m. (Eastern time) on July 22, 2025, unless extended with respect to any Offer (the “Guaranteed Delivery Date”).

Provided that all conditions to the Offers have been satisfied or waived by the Company by the Expiration Date, the Company will pay the Total Consideration in respect of all Notes validly tendered and not validly withdrawn at or prior to the Expiration Date (and accepted for purchase by the Company) on the third business day after the Expiration Date and the first business day after the Guaranteed Delivery Date, which is expected to be July 23, 2025, unless extended by the Company with respect to any Offer (the “Settlement Date”).

Upon the terms and subject to the conditions set forth in the Offer to Purchase, Holders whose Notes are accepted by the Company for purchase in the Offers will receive the applicable Total Consideration specified in the table above for each US$1,000 principal amount of such Notes in cash on the Settlement Date.

In addition to the applicable Total Consideration, Holders whose Notes are accepted by the Company for purchase pursuant to an Offer will receive a cash payment equal to the accrued and unpaid interest on such Notes from and including the immediately preceding interest payment date for such Notes to, but excluding, the Settlement Date (the “Accrued Coupon Payment”). Interest will cease to accrue on the Settlement Date for all Notes accepted for purchase in the Offers. Under no circumstances will any interest be payable because of any delay in the transmission of funds to Holders by The Depository Trust Company (“DTC”) or its participants.

The Company’s obligation to complete an Offer with respect to a particular series of Notes validly tendered is conditioned on the satisfaction of conditions described in the Offer to Purchase, including that the aggregate Total Consideration payable for all Notes purchased in the Offers (the “Aggregate Consideration Amount”) not exceed US$1,250,000,000 (the “Consideration Cap Amount”), and on the Consideration Cap Amount being sufficient to pay the Total Consideration for all validly tendered and not validly withdrawn Notes of such series (after accounting for all validly tendered Notes that have a higher Acceptance Priority Level) (the “Consideration Cap Condition”). The Company reserves the right, but is under no obligation, to increase or waive the Consideration Cap Amount, in its sole discretion subject to applicable law, with or without extending the Withdrawal Date. No assurance can be given that the Company will increase or waive the Consideration Cap Amount. If Holders tender more Notes in the Offers than they expect to be accepted for purchase based on the Consideration Cap Amount and the Company subsequently accepts more than such Holders expected of such Notes tendered as a result of an increase of the Consideration Cap Amount, such Holders may not be able to withdraw any of their previously tendered Notes. Accordingly, Holders should not tender any Notes that they do not wish to be accepted for purchase.

The Company has retained BofA Securities, Inc., Citigroup Global Markets Inc., Mizuho Securities USA LLC and Wells Fargo Securities, LLC to act as joint lead dealer managers (the “Dealer Managers”) for the Offers. Questions regarding the terms and conditions for the Offers should be directed to BofA Securities, Inc at +1 (888) 292-0070 (toll-free) or +1 (980) 387-3907 (collect), Citigroup Global Markets Inc. at +1 (800) 558-3745 (toll-free) or +1 (212) 723-6106 (collect), Mizuho Securities USA LLC at +1 (866) 271-7403 (toll-free) or +1 (212) 205-7741 (collect) or Wells Fargo Securities, LLC at +1 (866) 309-6316 (toll-free) or +1 (704) 410-4235 (collect).

D.F. King & Co., Inc. is acting as the Information and Tender Agent for the Offers. Questions or requests for assistance related to the Offers or for additional copies of the Offer to Purchase may be directed to D.F. King & Co., Inc. in New York by telephone at +1 (212) 269-5550 (for banks and brokers only) or +1 (877) 478-5047 (for all others toll-free), or by email at rci@dfking.com. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offers. The Tender Offer Documents can be accessed at the following link: www.dfking.com/rci.

If the Company terminates any Offer with respect to one or more series of Notes, it will give prompt notice to the Information and Tender Agent, and all Notes tendered pursuant to such terminated Offer will be returned promptly to the tendering Holders thereof. With effect from such termination, any Notes blocked in DTC will be released.

Holders of Notes are advised to check with each bank, securities broker or other intermediary through which they hold Notes as to when such intermediary would need to receive instructions from a beneficial owner in order for that Holder to be able to participate in, or withdraw their instruction to participate in the Offers before the deadlines specified herein and in the Offer to Purchase. The deadlines set by any such intermediary and DTC for the submission and withdrawal of tender instructions will also be earlier than the relevant deadlines specified herein and in the Offer to Purchase.

Offer and Distribution Restrictions

This news release is for informational purposes only. This news release is not an offer to purchase or a solicitation of an offer to sell any Notes or any other securities of the Company or any of its subsidiaries. The Offers are being made solely pursuant to the Offer to Purchase. The Offers are not being made to Holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In any jurisdiction in which the securities or “blue sky” laws require the Offers to be made by a licensed broker or dealer, the Offers will be deemed to have been made on behalf of the Company by the Dealer Managers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

No action has been or will be taken in any jurisdiction that would permit the possession, circulation or distribution of either this news release, the Offer to Purchase or any material relating to the Company or the Notes in any jurisdiction where action for that purpose is required. Accordingly, neither this news release, the Offer to Purchase nor any other offering material or advertisements in connection with the Offers may be distributed or published, in or from any such country or jurisdiction, except in compliance with any applicable rules or regulations of any such country or jurisdiction.

Caution Concerning Forward-looking Statements

This news release includes “forward-looking information” within the meaning of applicable Canadian securities laws, and “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information” or “forward-looking statements”), about, among other things, the terms and timing for completion of the Offers, including the acceptance for purchase of Notes validly tendered, the Consideration Cap Amount, the expected Expiration Date and Settlement Date.

This forward-looking information is based on a number of expectations and assumptions as of the date of this news release. Actual events and results may differ materially from what is expressed or implied by forward‐looking information if the underlying expectations and assumptions prove incorrect or our objectives, strategies or intentions change or as a result of risks, uncertainties and other factors, many of which are beyond our control, including, but not limited to, the risks described under the headings “About Forward Looking Information” and “Risks and Uncertainties Affecting our Business” in our management’s discussion and analysis for the year ended December 31, 2024.  The Company is under no obligation to update or alter any statements containing forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Forward-looking information is provided herein for the purpose of giving information about the proposed Offers. Readers are cautioned that such information may not be appropriate for other purposes. The Company’s obligation to complete an Offer with respect to a particular series of Notes validly tendered is conditioned on the satisfaction of conditions described in the Offer to Purchase, including the Consideration Cap Condition. Accordingly, there can be no assurance that repurchases of the Notes under the Offers will occur at all or at the expected time indicated in this news release.

About Rogers Communications Inc.

Rogers is Canada’s leading communications and entertainment company and its shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For more information, please visit rogers.com or investors.rogers.com.

For more information:

Investor Relations
investor.relations@rci.rogers.com
1-844-801-4792